

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via E-mail
Robert F. Kuzloski
Executive Vice President & Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

> **Re:** **Validus Holdings, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 18, 2011**
> **File No. 001-33606**

Dear Mr. Kuzloski:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loss and Loss Expenses, page 70

1. You state the following on page 71 "Potential losses in excess of the estimated ultimate loss assigned to a contract on the basis of a specific review, or loss amounts from contracts not specifically included in the detailed review are reserved for in the reserve for potential development on notable loss events." Please tell us the amount recorded as of December 31, 2010 in your balance sheet and the amounts reflected in each period presented in your consolidated statements of operations and comprehensive income for these potential losses, separately for those in excess of the estimated ultimate loss assigned to a contract on the basis of a specific review and those from contracts not specifically include in the detailed review. Further, tell us how the notion of *potential* is consistent with your accounting policy and how your accounting for these *potential* losses complies with ASC 944-40-25.

Notes to Consolidated Financial Statements
10. Reserve for Losses and Loss Expenses, page F-25

2. Please refer to the line item "total net paid losses" in the table reconciling the reserve for losses and loss expenses beginning of the year to the end of the year. Provide us proposed disclosure to be included in future filings showing, for each period presented, separate disclosure of payments of claims and claim adjustment expenses attributable to insured events of the current fiscal year and to insured events of prior fiscal years as specified in ASC 944-40-50-3c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant